SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Gol Linhas Aéreas
Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for the

Quarter Ended March 31, 2012 and

Report on Review of

Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Index Company data
Capital	01
Individual Financial Statements
Balance Sheet - Assets	02
Balance Sheet - Liability	03
Income Statement	04
Statements of Comprehensive Income	05
Statements of Cash Flows	06
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2011 to 03/31/2012	07
Statement of Changes in Equity – 01/01/2011 to 03/31/2011	08
Statement of Value Added	09
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance sheet - Liability	11
Income Statement	12
Statement of Comprehensive Income	13
Statements of Cash Flows	14
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2011 to 03/31/2012	15
Statement of Changes in Equity – 01/01/2011 to 03/31/2011	16
Statement of Value Added	17
Comments on performance	18
Notes	24
Opinions and Statements
Report on Review of Interim Financial Information	69

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	03/31/2012
Paid-in Capital
Common	137,032,734
Preferred	133,357,270
Total	270,390,004
Treasury
Common	0
Preferred	3,724,225
Total	3,724,225

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	03/31/2012	12/31/2011
1	Total Assets	3,838,649	3,873,498
1.01	Current Assets	328,374	342,387
1.01.01	Cash and Cash Equivalents	210,801	232,385
1.01.02	Short-term Investments	75,611	69,885
1.01.06	Recoverable Taxes	41,791	39,981
1.01.07	Prepaid Expenses	171	136
1.02	Noncurrent Assets	3,510,275	3,531,111
1.02.01	Long-term Assets	552,550	651,019
1.02.01.06	Deferred Taxes	45,137	45,137
1.02.01.08	Related-party Transactions	492,362	593,817
1.02.01.08.04	Others Related-party Transactions	492,362	593,317
1.02.01.09	Other Noncurrent Assets	15,051	12,065
1.02.01.09.03	Deposits	13,549	12,065
1.02.01.09.04	Restricted Cash	1,502	-
1.02.02	Investments	2,111,580	2,103,325
1.02.03	Property, Plant and Equipment	846,078	776,678
1.02.04	Intangible Assets	67	89

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	03/31/2012	12/31/2011
2	Total Liabilities and Equity	3,838,649	3,873,498
2.01	Current Liabilities	77,934	89,670
2.01.01	Salaries, Wages and Benefits	30	25
2.01.01.02	Salaries, Wages and Benefits	30	25
2.01.02	Accounts Payable	342	6,353
2.01.03	Taxes Payable	3,305	3,233
2.01.04	Short-term Debt	73,411	79,475
2.01.05	Other Current Liabilities	846	584
2.01.05.02	Other	846	584
2.01.05.02.01	Dividends Payable	584	584
2.01.05.02.04	Other Liabilities	262	-
2.02	Noncurrent Liabilities	1,533,193	1,577,917
2.02.01	Long-term Debt	1,309,452	1,347,300
2.02.02	Taxes Payable	223,741	230,617
2.02.02.01	Liabilities with Related-party Transactions	216,244	222,725
2.02.02.02	Other	7,497	7,892
2.02.02.02.03	Other Current Liabilities	7,497	7,892
2.03	Consolidated Equity	2,227,522	2,205,911
2.03.01	Capital	2,284,549	2,284,549
2.03.01.01	Issued Capital	2,316,500	2,316,500
2.03.01.02	Cost on Issued Shares	(31,951)	(31,951)
2.03.02	Capital Reserves	264,427	260,098
2.03.02.01	Premium on Issue of Shares	31,076	31,076
2.03.02.02	Special Reserve Goodwill	29,187	29187
2.03.02.05	Treasury Shares	(51,377)	(51,377)
2.03.02.06	Advance for Future Capital Increase	183,189	182,610
2.03.02.07	Share-based Payments	72,352	68,602
2.03.05	Accumulated Losses	(300,872)	(259,468)
2.03.06	Other Comprehensive Income	(20,582)	(79,268)

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year YTD
Line code	Line item	01/01/2012 to 03/31/2012	01/01/2012 to 03/31/2012
3.04	Operating Expenses/Income	(47,399)	72,682
3.04.02	General and administrative expenses	(4,163)	(10,409)
3.04.04	Other operating expenses	6,743	-
3.04.06	Equity in subsidiaries	(49,979)	83,091
3.05	Income Before Income Taxes and Financial Income/Expenses	(47,399)	72,682
3.06	Finance Income/Expenses	7,064	(3,233)
3.06.01	Financial income	38,712	25,069
3.06.01.01	Financial income	11,519	7,041
3.06.01.02	Exchange variation	27,193	18,028
3.06.02	Financial expenses	(31,648)	(28,302)
3.07	Income Before Income Taxes	(40,335)	69,449
3.08	Income Tax (Expenses)	(1,069)	(53)
3.08.01	Current	(1,069)	(53)
3.09	Profit from Continuing Operations	(41,404)	69,396
3.11	Profit (Loss) for the Period	(41,404)	69,396

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year YTD
Line code	Line item	01/01/2012 to 03/31/2012	01/01/2012 to 03/31/2012
4.01	Net Profit (Loss) for the Period	(41,404)	69,396
4.02	Other Comprehensive Income	58,686	15,283
4.03	Comprehensive Income for the period	17,282	84,679

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statements of Cash Flows – Indirect Method

In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
6.01	Net Cash Provided by (Used in) Operating Activities	(28,255)	(3,147)
6.01.01	Cash Flows from Operating Activities	21,063	(74,589)
6.01.01.01	Depreciation and Amortization	22	22
6.01.01.03	Equity in subsidiaries	49,979	(83,091)
6.01.01.04	Shared-based Payments	3,750	7,742
6.01.01.05	Exchange and Monetary Variations, Net	(27,193)	(18,028)
6.01.01.06	Interests on Loans, Net	29,560	27,067
6.01.01.08	Interests Paid	(33,986)	(8,248)
6.01.01.09	Income Tax Paid	(1,069)	(53)
6.01.02	Changes Assets and Liabilities	(7,914)	2,046
6.01.02.01	Deposits	(1,484)	(2,121)
6.01.02.02	Prepaid Expenses, Recovery Taxes and others	(1,380)	(13)
6.01.02.04	Tax Obligation	746	123
6.01.02.07	Others Liabilities	215	5,898
6.01.02.08	Accounts Payable	(6,011)	(1,841)
6.01.03	Other	(41,404)	69,396
6.01.03.01	Net Income (loss) for the Period	(41,404)	69,396
6.02	Net Cash Used in Investing Activities	(78,704)	(56,069)
6.02.01	Short-term Investments	-	(2,070)
6.02.02	Restricted Cash	(7,227)	-
6.02.03	Property, Plant and Equipment	(71,477)	(53,999)
6.03	Net Cash Generated by Financing Activities	85,375	10,452
6.03.02	Payments of Debts	-	(44,584)
6.03.03	Credit with related parties	84,796	54,229
6.03.04	Capital increase	-	807
6.03.05	Advance for Future Capital Increase	579	-
6.05	Net Decrease in Cash and Cash Equivalents	(21,584)	(48,764)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	232,385	229,436
6.05.02	Cash and Cash Equivalents at End of the Period	210,801	180,672

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 03/31/2012

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED LOSSES	OTHER COMPREHENSIVE INCOME	TOTAL CONSOLIDATED EQUITY
5.01	Opening Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.03	Adjusted Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.04	Shareholders Capital Transactions	-	4,329	-	-	-	4,329
5.04.08	Advance for Future Capital Increase	-	579	-	-	-	579
5.04.09	Stock Option	-	3,750	-	-	-	3,750
5.05	Total Other Comprehensive Income	-	-	-	(41,404)	58,686	17,282
5.05.02	Total Comprehensive Income	-	-	-	(41,404)	58,686	17,282
5.05.02.06	Losses for the Period	-	-	-	(41,404)	-	(41,404)
5.05.02.07	Other Comprehensive Income	-	-	-	-	58,686	58,686
5.07	Closing Balance	2,284,549	264,427	-	(300,872)	(20,582)	2,227,522

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 03/31/2011

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED LOSSES	OTHER COMPREHENSIVE INCOME	TOTAL CONSOLIDATED EQUITY
5.01	Opening Balance	2,296,461	92,103	529,532	(37,462)	11,073	2,891,707
5.03	Adjusted Balance	2,296,461	92,103	529,532	(37,462)	11,073	2,891,707
5.04	Shareholders Capital Transactions	807	7,742	-	-	15,283	23,832
5.04.08	Capital Increase the option to purchase shares	807	-	-	-	-	807
5.04.09	Stock Option	-	7,742	-	-	-	7,742
5.04.10	Total Other Comprehensive Income	-	-	-	-	15,283	15,283
5.05	Total Comprehensive Income	-	-	-	69,396	-	69,396
5.05.01	Profit for the Period	-	-	-	69,396	-	69,396
5.07	Closing Balance	2,297,268	99,845	529,532	31,934	26,356	2,984,935

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Individual Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Account Code	Account Description	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
7.01	Revenues	6,743	-
7.01.02	Other Income	6,743	-
7.02	Acquired from Third Parties	397	(1,709)
7.02.02	Materials, Energy, Outside Services and Other	397	(1,709)
7.03	Gross Value Added	7,140	(1,709)
7.04	Retentions	(22)	(22)
7.04.01	Depreciation, Amortization and Exhaustion	(22)	(22)
7.05	Added Value Produced	7,118	(1,731)
7.06	Value Added Received in Transfer	(38,460)	90,132
7.06.01	Equity equivalence result	(49,979)	83,091
7.06.02	Finance income	11,519	7,041
7.07	Total Wealth for Distribution (Distributed)	(31,342)	88,401
7.08	Wealth for Distribution (Distributed)	(31,342)	88,401
7.08.01	Employees	4,136	8,122
7.08.02	Taxes	1,471	609
7.08.03	Third Part Capital Remuneration	4,455	10,274
7.08.05	Other	(41,404)	69,396

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	03/31/2012	12/31/2011
1	Total Assets	10,491,333	10,655,141
1.01	Current Assets	3,031,573	3,138,303
1.01.01	Cash and Cash Equivalents	1,314,624	1,230,287
1.01.02	Short-term Investments	722.445	1,009,068
1.01.03	Trade Receivables	376,485	354,134
1.01.04	Inventories	144,265	151,023
1.01.06	Recoverable Taxes	178,673	212,998
1.01.07	Prepaid Expenses	83,518	93,797
1.01.08	Other Current Assets	211,563	86,996
1.01.08.03	Others	211,563	86,996
1.01.08.03.01	Restricted Cash	89,036	8,554
1.01.08.03.02	Deposits	37,335	35,082
1.01.08.03.03	Other Credits	41,920	39,147
1.01.08.03.04	Rights from derivative transactions	43,272	4,213
1.02	Noncurrent Assets	7,459,760	7,516,838
1.02.01	Long-term Assets	1,728,051	1,842,411
1.02.01.06	Deferred Taxes	1,057,663	1,086,990
1.02.01.07	Prepaid Expenses	42,571	44,964
1.02.01.09	Other Noncurrent Assets	627,817	710,457
1.02.01.09.01	Other Noncurrent Assets	8,753	14,399
1.02.01.09.03	Restricted Cash	30,642	100,541
1.02.01.09.04	Deposits	588,422	595,517
1.02.03	Property, Plant and Equipment	3,948,411	3,890,470
1.02.03.01	Property, Plant and Equipment	1,603,265	1,513,236
1.02.03.01.01	Other Flight Equipment	976,371	955,306
1.02.03.01.02	Advance of Property, Plant and Equipment Acquisition	432,098	365,067
1.02.03.01.04	Others	194,796	192,863
1.02.03.02	Lease Property, Plant and Equipment	2,345,146	2,377,234
1.02.03.02.01	Lease Property, Plant and Equipment	2,345,146	2,377,234
1.02.04	Intangible Assets	1,783,298	1,783,957
1.02.04.01	Intangible Assets.	1,720,189	1,241,655
1.02.04.02	Goodwill	63,109	542,302

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	03/31/2012	12/31/2011
2	Total Liabilities and Equity	10,491,333	10,655,141
2.01	Current Liabilities	2,424,179	3,595,665
2.01.01	Salaries, Wages and Benefits	244,710	250,030
2.01.02	Accounts Payable	378,035	414,563
2.01.03	Taxes Payable	79,970	76,736
2.01.04	Short-term Debt	469,351	1,552,440
2.01.05	Other Current Liabilities	1,181,209	1,226,328
2.01.05.02	Others	1,181,209	1,226,328
2.01.05.02.01	Dividends Payable	584	584
2.01.05.02.04	Tax and landing fees	211,036	190,029
2.01.05.02.05	Advance Ticket Sales	721,583	744,743
2.01.05.02.06	Customer Loyalty Programs	79,695	71,935
2.01.05.02.07	Advances from Customers	15,063	30,252
2.01.05.02.08	Other Current Liabilities	76,371	73,353
2.01.05.02.09	Liabilities from derivative transactions	76,877	115,432
2.01.06	Provisions	70,904	75,568
2.02	Noncurrent Liabilities	5,839,632	4,853,565
2.02.01	Short-term Debt	4,404,192	3,439,008
2.02.02	Other Current Liabilities	426,256	419,669
2.02.02.02	Others	426,256	419,669
2.02.02.02.03	Customer Loyalty Programs	228,550	214,779
2.02.02.02.05	Taxes Payable	116,955	112,935
2.02.02.02.06	Other Current Liabilities	80,751	91,955
2.02.03	Deferred Taxes	780,145	763,706
2.02.04	Provisions	229,039	231,182
2.03	Consolidated Equity	2,227,522	2,205,911
2.03.01	Capital	2,171,221	2,171,221
2.03.01.01	Issued Capital	2,316,500	2,316,500
2.03.01.02	Cost on Issued Shares	(145,279)	(145,279)
2.03.02	Capital Reserves	264,427	260,098
2.03.02.01	Premium on Issue of Shares	31,076	31,076
2.03.02.02	Special Reserve Goodwill	29,187	29,187
2.03.02.05	Treasury Shares	(51,377)	(51,377)
2.03.02.06	Advance for Future Capital Increase	183,189	182,610
2.03.02.07	Share-based Payments	72,352	68,602
2.03.05	Accumulated Losses	(187,544)	(146,140)
2.03.06	Other Comprehensive Income	(20,582)	(79,268)

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year YTD
Line code	Line item	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
3.01	Sales and services revenue	2,166,068	1,895,722
3.01.01	Passenger	1,924,254	1,703,848
3.01.02	Cargo and Other	241,814	191,874
3.02	Cost of Sales and Services	(1,920,875)	(1,481,992)
3.03	Gross Revenue	245,193	413,730
3.04	Operating Expenses/Income	(237,931)	(278,460)
3.04.01	Selling expenses	(140,538)	(149,435)
3.04.01.01	Marketing expenses	(140,538)	(149,435)
3.04.02	General and Administrative expenses	(104,136)	(129,025)
3.04.04	Other operational income	6,743	-
3.05	Income Before Income Taxes and Financial Income/Expenses	(7,262)	135,270
3.06	Financial Income/Expenses	(23,211)	(25,806)
3.06.01	Financial income	176,529	168,656
3.06.01.01	Income on Investments	103,832	98,871
3.06.01.02	Exchange variation, net	72,697	69,785
3.06.02	Financial expenses	(199,740)	(194,462)
3.07	Income Before Income Taxes	(15,949)	109,464
3.08	Income Tax (Expenses)	(25,455)	(40,068)
3.08.01	Current	(9,922)	(23,400)
3.08.02	Deferred	(15,533)	(16,668)
3.09	Profit from Continuing Operations	(41,404)	69,396
3.11	Consolidated Profit (Loss) for the Period	(41,404)	69,396
3.11.01	Attributable to Shareholders of the Company	(41,404)	69,396

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year YTD
Line code	Line item	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
4.01	Net Consolidated Profit (Loss) for the Period	(41,404)	69,396
4.02	Other Comprehensive Income	58,686	15,283
4.02.01	Available for sale financial assets	-	(487)
4.02.02	Cash Flow Hedges	88,918	23,894
4.02.03	Tax effect	(30,232)	(8,124)
4.03	Consolidated Comprehensive Income for the period	17,282	84,679
4.03.01	Attributable to Shareholders of the Company	17,282	84,679

ITR - Quarterly Information – 03/31/2012 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                 Version: 1

Consolidated  Interim Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
6.01	Net Cash Provided by Operating Activities	357,801	107,992
6.01.01	Cash Flows from Operating Activities	229,190	203,810
6.01.01.01	Depreciation and Amortization	118,982	90,157
6.01.01.02	Allowance for Doubtful Accounts	990	2,647
6.01.01.03	Provisions for contingencies	5,353	1,634
6.01.01.04	Provisions for Onerous Contracts	-	6,151
6.01.01.05	Provision for Inventory Obsolescence	198	(223)
6.01.01.06	Deferred Taxes	15,533	16,668
6.01.01.07	Shared-based Payments	3,750	7,742
6.01.01.08	Exchange and Monetary Variations, Net	(72,436)	(69,783)
6.01.01.09	Interests on loans and other, net	114,605	89,522
6.01.01.10	Unrealized Hedge income, Net of taxes	(19,545)	30,616
6.01.01.11	Provision for Return of Aircraft	-	11,192
6.01.01.12	Others Provision	19,688	4,388
6.01.01.13	Low non-monetary items	20,540	17,040
6.01.01.14	Mileage Program	21,532	(3,941)
6.01.02	Changes in Assets and Liabilities	170,015	(165,214)
6.01.02.01	Accounts receivable	(38,684)	39,879
6.01.02.02	Inventories	6,560	5,184
6.01.02.03	Deposits	(30,257)	22,675
6.01.02.04	Prepaid Expenses and Recovery Taxes	77,846	(27,255)
6.01.02.05	Other Assets	2,873	(43,691)
6.01.02.06	Accounts Payable	(36,528)	(16,878)
6.01.02.07	Advance ticket sales	(23,161)	(112,886)
6.01.02.09	Salaries, Wages and Benefits	(5,320)	18,659
6.01.02.10	Sales Tax and Landing Fees	21,007	(5,080)
6.01.02.11	Tax Obligation	17,176	50,823
6.01.02.12	Provision	(28,089)	(53,307)
6.01.02.13	Other Liabilities	(8,293)	15,713
6.01.02.14	Interests Paid	(46,627)	(35,650)
6.01.02.15	Income Tax Paid	(9,922)	(23,400)
6.01.02.16	Short term Investments used for trading	286,623	-
6.01.02.17	Advance from Customers	(15,189)	-
6.01.03	Others	(41,404)	69,396
6.01.03.01	Profit (Loss) for the Period	(41,404)	69,396
6.02	Net Cash Used in Investing Activities	(190,979)	(147,678)
6.02.01	Short term Investments	-	(26,892)
6.02.02	Restricted Cash	(10,583)	1,316
6.02.03	Property, Plant and Equipment	(169,441)	(120,915)
6.02.04	Intangible Assets	(10,955)	(1,187)
6.03	Net Cash Generated by Financing Activities	(86,502)	(119,087)
6.03.02	Debt Increase	110,583	85,133
6.03.03	Payments of Debt	(197,664)	(205,027)
6.03.04	Capital increase	-	807
6.03.05	Advance for Future Capital Increase	579	-
6.04	Exchange Variation on Cash and Cash Equivalents	4,017	531
6.05	Net Decrease in Cash and Cash Equivalents	84,337	(158,242)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	1,230,287	1,955,858
6.05.02	Cash and Cash Equivalents at End of the Period	1,314,624	1,797,616

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                                                                                                                                                                                              Version: 1

Consolidated  Interim Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 03/31/2012

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED LOSSES	OTHER COMPREHENSIVE INCOME	EQUITY	TOTAL NON-CONTROLLERS PARTICIPATION	CONSOLIDATED EQUITY
5.01	Opening Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.03	Adjusted Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.04	Shareholders Capital Transactions	-	579	-	-	-	579	-	579
5.04.08	Increase in advances for future capital	-	579	-	-	-	579	-	579
5.05	Total Comprehensive Income	-	3,750	-	(41,404)	58,686	21,032	-	21,032
5.05.02	Total Other Comprehensive Income	-	3,750	-	(41,404)	58,686	21,032	-	21,032
5.05.02.06	Other Comprehensive Income	-	-	-	-	58,686	58,686	-	58,686
5.05.02.07	Accumulated Losses	-	-	-	(41,404)	-	(41,404)	-	(41,404)
5.05.02.08	Stock Option	-	3,750	-	-	-	3,750	-	3,750
5.07	Closing Balance	2,171,221	264,427	-	(187,544)	(20,582)	2,227,522	-	2,227,522

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                                                                                                                                                                                              Version: 1

Consolidated  Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 03/31/2011

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED	OTHER COMPREHENSIVE INCOME	EQUITY	TOTAL NON-CONTROLLERS	CONSOLIDATED
					LOSSES			PARTICIPATION	EQUITY
5.01	Opening Balance	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	-	2,891,707
5.03	Adjusted Balance	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	-	2,891,707
5.04	Shareholders Capital Transactions	807	7,742	-	-	15,283	23,832	-	23,832
5.04.08	Increase in advances for future capital	807	-	-	-	-	807	-	807
5.04.09	Stock Option	-	7,742	-	-	-	7,742	-	7,742
5.04.10	Total Other Comprehensive Income	-	-	-	-	15,283	15,283	-	15,283
5.05	Total Other Comprehensive Income	-	-	-	69,396	-	69,396	-	69,396
5.05.01	Accumulated Losses	-	-	-	69,396	-	69,396	-	69,396
5.07	Accumulated Losses	2,183,940	99,845	642,860	31,934	26,356	2,984,935	-	2,984,935

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA                                                                                  Version: 1

Consolidated Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Account Code	Account Description	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
7.01	Revenues	2.275,190	1.978.373
7.01.02	Other Revenues	2.276,180	1.981.020
7.01.02.01	Passenger, cargo and other passenger revenues	2.269,437	1.981.020
7.01.02.02	Other Operational Revenues	6.743	-
7.01.04	Provision/Reversion of Doubtful Accounts	(990)	(2.647)
7.02	Acquired from Third Parties	(1.446.123)	(1.117.980)
7.02.02	Materials, Energy, Outside Services and Other	(379.793)	(342.728)
7.02.04	Others	(1.066.330)	(775.252)
7.02.04.01	Fuel and Lubricant suppliers	(966.464)	(677.588)
7.02.04.02	Aircraft Insurance	(7.947)	(8.441)
7.02.04.03	Sales and Marketing	(91.919)	(89.223)
7.03	Gross Value Added	829,067	860.393
7.04	Retentions	(118.982)	(90.157)
7.04.01	Depreciation, Amortization and Exhaustion	(118.982)	(90.157)
7.05	Wealth Created	710,085	770.236
7.06	Value Added Received in Transfer	103.832	98.871
7.06.02	Finance income	103.832	98.871
7.07	Total Wealth for Distribution (Distributed)	813,917	869.107
7.08	Wealth for Distribution (Distributed)	813,917	869.107
7.08.01	Employees	407.327	359.438
7.08.02	Taxes	179,269	187.352
7.08.03	Third Part Capital Remuneration	268.725	252.921
7.08.03.02	Rents	141.682	128.244
7.08.03.03	Other	127.043	124.677
7.08.03.03.01	Lenders	127.043	124.677
7.08.05	Others	(41,404)	69.396

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

São Paulo, May 3, 2012 – GOL Linhas Aéreas Inteligentes S.A.,“GLAI”, (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B+; Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the first quarter of 2012 (1Q12). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the first quarter of 2011 (1Q11). All information related to the 1Q11 considers the financial statements filed on March 27, 2012, as Notice to the Market announced on the same date. The quarter's results are consolidated and incorporate 100% of Webjet’s results.

Message from Management

Confidence and determination are the Company’s watchwords at the moment – confidence that GOL is on the right path and determination to do whatever it takes to recover positive margins.

GOL is announcing its results for the first quarter of 2012, with the adoption of measures to bring its capacity and cost structure in line with the new Brazil and global macroeconomic situation.

At the beginning of March, GOL and Webjet announced a reduction of around 100 flights in order to keep domestic supply in 2012 flat in relation to the previous year, compatible with the new domestic demand scenario. Today, however, GOL announced that its new target for 2012 is to reduce domestic supply by up to 2% over 2011. The Company is determined to do everything possible to help discipline and rationalize a market that has been growing in an unsustainable manner, a situation that could well jeopardize the health of the industry in the midterm.

First-quarter CASK ex–fuel of 8.63 cents (R$) reflects the Company’s efforts to reduce operating costs in 2011 and at the beginning of 2012. Low costs have always constituted GOL’s main competitive advantage. The first figures of the year show that the measures has produced results. Additional cost optimization projects are being implemented and the Company is confident in the success of its strategy.

GOL and Webjet’s results, despite all the cost pressure from current oil prices and the unfavorable Real/Dollar exchange rate, underlines Company’s confidence in the low-cost model and opens new opportunities for synergies and improved practices in both airlines.

GOL closed 1Q12 with a cash position of R$2.2 billion and no refinancing pressure for the next three years, factors have contributed to the implementation of the Company’s strategy in an adverse economic scenario. GOL will continue to focus on maintaining high liquidity and an appropriate debt profile in the coming quarters..

GOL is constantly evaluating opportunities for augmenting its platform and increasing passenger services. This quarter, GOL NO AR (GOL ON AIR), the free on-board entertainment service was available on 40% of GOL’ unit flights, representing around 350 departures per day. The on-board sales service also continued to expand and is already available on around 250 daily flights.

In line with its pursuit of additional revenue sources, the Company received authorization from Anac (Brazil’s Civil Aviation Authority) to undertake conventional and electrostatic painting, weighing and recalculation services for other aircraft models belonging to other airlines in its Maintenance Center at Confins Airport in Belo Horizonte.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

GOL’s strategy remains the same – prioritizing simplicity above everything else. Once again GOL’s team has demonstrated confidence, determination and commitment, always aligned with its values: safety, focus on the client, sustainability, innovation and profitability.

These are the attitudes that are making GOL increasingly the best company to fly with, work for and invest in.

Constantino de Oliveira Junior

Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

AVIATION MARKET – INDUSTRY

Domestic aviation industry supply and demand increased by 11.3% and 7.1%, respectively, over 1Q11, with an average load factor of 69.4%, versus 72.1% in 1Q11. The fact that supply growth lagged demand growth in a quarter with the highest passenger traffic volume of the year, confirms the change in the industry’s behavior, especially that of its leading players as they pursued route profitability in a scenario characterized by substantial pressure on operating costs.

TOTAL SYSTEM (in Billion)	1Q12	1Q11	% Var.	4Q11	% Var.
ASK – Industry	39.3	36.3	8.2%	38.8	1.2%
RPK - Industry	28.2	26.5	6.1%	27.3	3.1%
Load Factor - Industry	71.7%	73.1%	-1.4pp	70.4%	+1.4pp
DOMESTIC MARKET	1Q12	1Q11	% Var.	4Q11	%Var.
ASK – Industry	31.1	27.9	11.3%	30.5	1.9%
RPK - Industry	21.5	20.1	7.1%	20.8	3.4%
Load Factor - Industry	69.4%	72.1%	-2.7pp	68.4%	+1.0pp
INTERNACIONAL MARKET	1Q12	1Q11	% Var.	4Q11	%Var.
ASK – Industry	8.2	8.4	-2.2%	8.3	-1.7%
RPK - Industry	6.6	6.4	3.0%	6.5	2.1%
Load Factor - Industry	80.6%	76.5%	+4.1pp	77.5%	+3.0pp

Data from the Brazilian Civil Aviation Agency (Anac). The 1Q11 operating figures were recalculated in accordance with the current DCA Manual.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

AVIATION MARKET – GOL

The information below refers to GOL’s route network (excluding Webjet):

TOTAL SYSTEM (in Billion)	1Q12	1Q11	% Var.	4Q11	% Var.
ASK - GOL	12.2	12.2	0.3%	12.6	-3.5%
RPK - GOL	8.1	8.6	-5.9%	8.1	-0.1%
Load Factor - GOL	66.6%	71.0%	-4.4pp	64.3%	+2.2 pp
DOMESTIC MARKET	1Q12	1Q11	% Var.	4Q11	% Var.
ASK - GOL	11.1	10.7	3.6%	11.6	-3.8%
RPK - GOL	7.4	7.8	-4.7%	7.5	-1.2%
Load Factor - GOL	66.5%	72.2%	-5.8pp	64.7%	+1.8 pp
INTERNACIONAL MARKET	1Q12	1Q11	% Var.	4Q11	% Var.
ASK - GOL	1.1	1.4	-24.4%	1.1	0.6%
RPK - GOL	0.7	0.9	-16.7%	0.6	12.8%
Load Factor - GOL	67.7%	61.4%	+6.3pp	60.4%	+7.3 pp

Data from the Brazilian Civil Aviation Agency (Anac). The 1Q11 operating figures were recalculated in accordance with the current DCA Manual.

SUPPLY (ASK)

GOL's domestic route network recorded a 3.6% upturn in supply over 1Q11, chiefly due to the increase in the number of aircraft (120 aircraft in 1Q12, versus 115 in 1Q11). Supply was also partially impacted by the 3.6% reduction in productivity from 13.3 block hours/day in 1Q11 to 12.9 block hours/day in 1Q12, and the 4.4% reduction in the average stage length from 930 km to 889 km in the same period. In March 2012, the Company announced an initial cutback of around 70 flights on both GOL’s and Webjet’s routes. However, this figure is now close to 100 flights. The discontinuation criteria were: (i) flights with low profitability; (ii) flights with longer stretches and; (iii) night flights (early hours of the morning).  The Company’s target is to cut domestic supply by 2% in 2012.

In the same period, international supply fell by 24.4% due to: (i) the discontinuation of international charter flights due to the return of three B767 aircraft; and (ii) the discontinuation of flights to Bogotá, in Colombia.

DEMAND (RPK) and LOAD FACTOR

GOL’s domestic demand fell by 4.7% over 1Q11, chiefly due to the slowing of Brazil’s economy, together with the 2.5% upturn in consolidated yields. Demand on GOL’s international route network declined by 16.7% year-on-year, primarily due to the discontinuation of flights to Bogotá, Colombia, and the winding up of international charter flights with the B767 aircraft.

As a result of the above, GOL’s load factor averaged 66.6% in 1Q12, 4.4 p.p. down on the 71.0% reported in 1Q11.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

CONSOLIDATED OPERATING INDICATORS (GOL and Webjet)

Consolidated Operating Indicators	1Q12	1Q11	% Var.	4Q11	% Var.
ASK (in Bn)	14.0	12.2	15.1%	14.3	-2.0%
GOL	12.2	12.2	0.3%	12.6	-3.5%
Webjet	1.8	-	na	1.6	9.4%
RPK (in Bn)	9.5	8.6	10.2%	9.3	1.9%
GOL	8.1	8.6	-5.9%	8.1	-0.1%
Webjet	1.4	-	na	1.2	15.3%
Load Factor	67.9%	71.0%	-3.0%	65.4%	2.6%
GOL	66.6%	71.0%	-4.4%	64.3%	2.2%
Webjet	77.2%	-	na	73.2%	4.0%
Revenue Passengers (’000)	9,904	8,595	15.2%	10,005	-1.0%
GOL	8,467	8,595	-1.5%	8,656	-2.2%
Webjet	1,437	-	na	1,348	6.5%
Productivity (Block Hour/Day)	12.6	13.3	-5.6%	13.0	-3.2%
GOL	12.9	13.3	-3.6%	13.3	-3.4%
Webjet	11.2	-	na	11.4	-1.9%
Departures (000)	94,090	75,614	24.4%	96,328	-2.3%
GOL	80,111	75,614	5.9%	82,065	-2.4%
Webjet	13,979	-	na	14,263	-2.0%
Stage Lenght (km)	881	930	-5.3%	889	-0.9%
GOL	889	930	-4.4%	906	-1.8%
Webjet	837	-	na	795	5.3%
Average Operating Aircraft	138	111	23.9%	138	-0.2%
GOL	115	111	3.6%	116	-0.9%
Webjet	23	-	na	22	3.2%
Fuel Consumption (mm)	446	382	16.7%	462	-3.6%
GOL	379	382	-0.6%	397	-4.4%
Webjet	66	-	na	65	1.1%
Employee	20,548	18,706	9.8%	20,525	0.1%
GOL	18,805	18,706	0.5%	18,781	0.1%
Webjet	1,743	-	na	1,744	-0.1%

The 1Q11 operating figures were recalculated in accordance with the current DCA Manual.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

GOL AND WEBJET’S FLEET

The Company closed the first quarter with a total fleet of 124 B737-700 and 800 NG aircraft with an average age of 7.0 years, plus 24 B737-300s, with an average age of 19.0 years. In 1Q12, the Company took delivery of one aircraft under an operational leasing contract. No aircraft were returned in the period.

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 151 aircraft, 100 were under operational leases, 45 were under financial leases, and six are owned by the Company. GOL has purchase options on 39 of the 45 aircraft when their leasing contracts terminate.  In 2012, the increase in the two companies’ combined seat supply will not exceed 2.0%, the target being a 2% reduction.

The GOL unit closed the quarter with 120 operational aircraft (excluding the three Boeing 767-300s), 115 of which were actively flying in the period (versus an average of 111 in 1Q11). The Webjet unit ended the period with 28 operational aircraft, 23 of which actively flying, as shown in the table on page 5.

Fleet - End of Period	1Q12	1Q11 (3)	Var	4Q11	Var
Consolidated Fleet	151	125	26	150	1
737-300	24	3	21	24	-
737-700	43	42	1	43	-
737-800	81	74	7	80	1
767-300	3	6	(3)	3	-
GOL’s Fleet	123	125	(2)	124	(1)
737-300	-	3	(3)	-	-
737-700	43	42	1	43	-
737-800	77	74	3	78	(1)
767-300 (1)	3	6	(3)	3	-
Webjet’s Fleet	28	-	28	26	2
737-300	24	-	24	24	-
737-700	-	-	-	-	-
737-800 (2)	4	-	4	2	2

(1)

 Two of the three Boeing 767s in the fleet are in the final stage of transfer to Delta Air Lines and the other is subleased. The expenses related to transferring the two Boeing 767-300s are being 100% reimbursed by Delta.

(2)

 Two of GOL’s Boeing 737-800s were transferred to Webjet this quarter through a subleasing agreement. Including the two aircraft, Webjet has a total of 4 Boeing 737-800 aircraft under a a subleasing agreement.

(3)

 At the close of 1Q11, the Company had 10 non-operational aircraft: three 737-300s in the final stage of devolution, two Boeing 737-700s and three B737-800s undergoing maintenance, and two Boeing 767-300s not operating.

On March 31, 2012, the Company had 90 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing. The approximate amount of the firm orders, excluding contract discounts, is R$15.2 billion, to be paid in accordance with the following schedule:

In addition to the above-mentioned obligations, the Company will pay R$1.8bn as advances on aircraft acquisitions in the above periods.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Aircraft Payments Forecast (R$MM)	2012	2013	2014	2015	2016	>2016	Total
Pre Delivery Deposits	335.4	521.8	487.6	395.5	91.9	6.4	1,838.6
Aircraft Acquisition Commitments,	896.1	2,854.7	4,217.6	3,633.1	3,115.7	636.8	15,188.0
Total	1,065.5	3,376.5	4,705.2	4,028.6	3,207.6	643.2	17,026.6

FUTURE FLEET PLAN

The table below presents the consolidated fleet plan revised by the Company, including demand from GOL and Webjet. The plan also includes early returns of Webjet’s Boeing 737-300s and their replacement by Boeing 737-700/800 NGs, in accordance with the aircraft purchase order signed by GOL and Boeing.  The following table shows the Company’s current situation and expectations regarding negotiations with the lessors of Webjet’s Boeing 737-300s and is therefore subject to possible changes as these negotiations proceed.

Consolidated Fleet Plan – End of the Period	2011	2012	2013	2014
Boeing 737-700 NG	43	39	32	32
Boeing 737-800 NG	80	89	103	108
Boeing 737-300	24	9	-	-
Boeing 767 (1)	3	1	1	-
Total Fleet	150	138	136	140

(1)   Part of the total fleet, but not part of the operational fleet.

CAPEX

GOL invested close to R$189.7mn in the quarter, 48% of which in the acquisition of aircraft for delivery between 2012 and 2014 (pre-delivery deposits); 47% in the purchase of parts; and around 5% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Break Workshop).

2012 GUIDANCE

GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. The guidance below refers to GOL's and Webjet's consolidated data:

2012 Guidance	Scenario
	Worst	Best
Brazilian GDP Growth	3.0%	4.0%
Domestic Demand Growth (% RPKs)	7.0%	10.0%
Load Factor in Domestic Market	71%	75%
Passengers Transported (million)	42	45
GOL Capacity (ASKs billion)	50.2	51.2
RPK, System (billion)	39.0	41.5
Departures (000)	363.0	370.3
CASK Ex-Fuel (R$ cents)	9.0	9.6
Fuel Liters Consumed (billion)	1.70	1.73
Average Exchange Rate (R$/US$)	1.75	1.80
Operating Margin (EBIT)	4.0%	7.0%

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

1.         General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, exercising shareholding control of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) additional passenger air chartering services.

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”), and indirect parent company of subsidiary SKY Finance II (“SKY II”) and Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. GAC is the parent company of SKY II, established on November 30, 2009, respectively, both located in the Cayman Islands, whose activities are related to obtaining funds to finance aircraft acquisition.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and it is engaged in raising funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights using GOL and VARIG brands, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account company engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG controls 50% of this company, which started to operate in September, 2011.

On October 3, 2011, VRG subsidiary acquired the entire share capital of Webjet Linhas Aéreas SA ("Webjet"), a low-cost and low-fare airline headquartered in the city of Rio de Janeiro, which provides scheduled passenger air chartering services in Brazil.

On October 27, 2011, CADE, VRG and Webjet entered into a Transaction Reversibility Preservation Agreement ("APRO"), concerning the acquisition of 100% (one hundred percent) of the capital of Webjet, whereby the reversibility of the transaction and preservation of assets is assured until a final decision is handed down by the governmental agency. The agreement ensures the independence in the management of both companies, including with respect to the Company’s frequent flyer program ("Smiles").Without reducing Webjet’s capacity, the agreement provides for the sharing of flights between the companies with the aim of optimizing the route network and offer more options to flyers.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BOVESPA, and is included in the Special Corporate Governance Stock Index (IGC) and the Special Tag Along Stock Index (ITAG), which were created to identify companies committed to adopt differentiated corporate governance practices.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

2.        Approval and summary of significant accounting policies applied in preparing the financial statements

This financial statements were authorized for issuance at the Board of Directors’ meeting held on May 03, 2012. The Company’s registered office is at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2.1  Basis of preparation

The consolidated interim financial information were prepared for the period ended on March 31, 2012 in accordance with International Accounting Standards (IAS) no. 34, related to consolidated interim financial statements, as issued by the International Accounting Standards Board (IASB) and technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

IAS 34 requires the use of certain accounting estimates by the Company Management. The consolidated interim financial information were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The interim financial information of the parent company prepared in accordance with technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

The individual interim financial information prepared for statutory purposes, have the valuation of investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, the consolidated interim financial information are not in accordance with IFRSs, which require the evaluation of investments in separate financial statements of the parent at fair value or cost.

These do not include all the information and disclosure items required in the consolidated annual financial statements therefore, they must be read together with the consolidated financial statements referring the year ended December 31, 2011, and filed on March 26, 2012, which were prepared according to accounting policies, as described above. There was no changes in accounting policies adopted on December 31,2011 to March 31,2012.

The Company has chosen to present these individual and consolidated interim financial information in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

3.    Seasonality

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.        Cash and cash equivalents

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2012	03/31/2011	03/31/2012	03/31/2011

Cash and bank deposits	4,022	13,406	215,898	157,452
Cash equivalents	206,779	218,979	1,098,726	1,072,835
	210,801	232,385	1,314,624	1,230,287

As of March 31, 2012, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 98.5% and 103.5% of the Interbank Deposit Certificate Rate (CDI).

The breakdown of cash equivalents balance is as follows:

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Bank deposit certificates	206,779	218,979	395,791	284,911
Government bonds	-	-	701,893	787,605
Investment funds	-	-	1,042	319
	206,779	218,979	1,098,726	1,072,835

These investments have high liquidity, are readily convertible into known amounts of cash, are subject to an insignificant risk of value changes.

During the year ended March 31, 2012, the Company redeemed some of its private bonds and, through its investment strategy towards greater profitability, increased its position in Bank deposit certificates.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

5.    Short-term investments

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/12	12/31/11	03/31/12	12/31/11
Private Bonds	-	-	-	12,071
Government Bonds	-	-	63,785	124,400
Investment Funds	75,611	69,885	658,660	872,597
	75,611	69,885	722,445	1,009,068

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and highly liquidity, paid at 102% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), NTN (National Treasury Bills), with immediate maturity, paid at an variable average rate of 11.12% p.a..

Investment funds are represented primarily by government bonds LTN,  CDBs and Debentures.

6. Restricted Cash

Consolidado

Restricted cash in current assets, as of March 31, 2012, was represented by an updated deposit made in a restricted account, relating to the acquisition of Webjet, in the amount of R$8,554 (R$8,554 as of December 31, 2011) and by a deposit requirements linked to operations with future of dollar and interest, paid at the rate moving average of 11.12% per year, totaling R$80,482.

The balance recorded in current liabilities was :

	03/31/2012	12/31/2011
Margin deposits bond to hedge transactions (a)	11,453	82,996
Guarantee margin deposits bond to loans from the BNDES (b)	7,410	8,591
Deposits in guarantee with Safra Bank	8,634	8,471
Others deposits	3,145	483
	30,642	100,541

(a)            Deposits, in US dollar, subject to the overnight rate (average yield of 0.14% p.a.).

(b)          Guarantee margin, invested in DI investment funds and yielding the weighted average rate of 98.5% of CDI.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

7. Trade and other receivables

	Consolidated (IFRS and BRGAAP)
	03/31/12	12/31/11
Local currency:
Credit card administrators	101,654	100,214
Travel agencies	222,610	185,544
Installment sales	40,182	47,189
Cargo agencies	32,056	37,460
Airline partners companies	14,733	17,031
Other	36,396	35,077
	447,631	422,515
Foreign currency:
Credit card administrators	8,496	9,228
Travel agencies	5,595	6,833
Cargo agencies	257	301
	14,348	16,362
	461,979	438,877

Allowance for doubtful accounts	(84,600)	(83,610)
	377,379	355,267

Current	376,485	354,134
Noncurrent (*)	894	1,133

(*)The portion of noncurrent trade receivables is recorded in other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/12	12/31/11
Falling due	341,535	317,016
Overdue until 30 days	10,873	20,618
Overdue 31 to 60 days	7,758	7,507
Overdue 61 to 90 days	9,382	4,954
Overdue 91 to 180 days	11,978	11,754
Overdue 181 to 360 days	11,878	15,307
Overdue above 360 days	68,575	61,721
	461,979	438,877

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The average collections period of installment sales is nine months and 5.99% interest is charged on the balance receivable, which is recognized as financial income. The average collection period of other receivables is 104 days (108 days as of December 31, 2011.)

Changes in the allowance for doubtful accounts, for the quarters ended March 31, 2012 and 2011, are as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/12	03/31/11
Balance at beginning of period	(83,610)	(60,127)
Additions	(7,780)	(7,328)
Unrecoverable amounts	441	762
Recoveries	6,349	3,919
Balance at the end of period	(84,600)	(62,774)

On March 31, 2012 and December 31, 2011, accounts receivable from travel agencies in the minimum amount of R$16,000, were given in guarantees to loan agreements with BNDES Bank.

Additionally, on March 31, 2012 and December 31, 2011, 30% of the receivable amounts from credit card administrators are bound to guarantee the contract with Banco Safra, collected by the indirect subsidiary Webjet.

8.             Inventories

	Consolidated (IFRS and BRGAAP)
	03/31/2012	12/31/2011

Consumables	18,559	20,148
Parts and maintenance materials	126,748	127,080
Advances to suppliers	13,543	12,725
Imports in progress	758	1,612
Others	4,932	10,719
Provision for adjustment to market value (a)	(2,273)	(3,061)
Provision for obsolescence	(18,002)	(18,200)
	144,265	151,023

(a)     The amount refers to the allocation of goodwill arising from the business combination of Webjet over the fair value of inventories acquired at the time. In the first quarter ended March 31, 2012, there was a realization of the goodwill allocated to the amount of R$788.

Changes in the allowance for inventory obsolescence are as follows:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Consolidated (IFRS and BRGAAP)
	03/31/2012	03/31/2011
Balance at the beginning of the period	(18,200)	(17,004)
Additions	(42)	(4)
Write-offs	240	227
Balance at the end of the period	(18,002)	(16,781)

9.    Deferred and recoverable taxes

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Recoverable taxes:
Current assets
ICMS (1)	-	-	14,689	13,222
Prepaid IRPJ and CSSL (2)	40,053	37,784	109,226	77,679
IRRF (3)	1,493	1,922	5,308	16,584
PIS and COFINS (4)		-	1,304	54,085
Withholding tax of public institutions		-	22,418	26,791
Value added tax – IVA (5)		-	5,379	4,242
Income tax on imports	245	275	18,568	17,740
Others		-	1,781	2,656
Total recoverable taxes - current	41,791	39,981	178,673	212,999

Deferred taxes:
Non-current assets
Tax losses	33,121	33,121	427,167	427,167
Negative basis of social contribution	11,923	11,923	153,780	153,780
Temporary differences
Mileage program:	-	-	104,803	97,483
Allowance for doubtful accounts and others	-	-	69,837	62,317
Provision for loss on acquisition of VRG			143,350	143,350
Provision for legal and tax liabilities	-	-	59,038	57,151
Return of aircraft	-	-	25,613	22,089
Derivative transactions not settled	-	-	14,345	65,377
Effects from Webjet’s acquisition	-	-	6,186	7,086
Others	93	93	53,544	51,190
Total noncurrent deferred tax assets	45,137	45,137	1,057,663	1,086,990

Noncurrent liabilities
Temporary differences
Brands	-	-	21,457	21,457
Flight rights	-	-	353,226	353,226
Maintenance depots	-	-	92,586	101,630
Depreciation of engines and parts for aircraft maintenance	-	-	146,293	140,677
Reversal of goodwill amortization	-	-	82,979	76,596
Derivative transactions not settled			5,793	28,525
Leasing of aircraft	-	-	64,755	26,902
Other	-	-	13,056	14,693
Total noncurrent deferred tax liabilities	-	-	780,145	763,706

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

(5) IVA: Value added tax on sales of goods and services abroad.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company and its subsidiary VRG have tax losses and negative basis of social contribution on calculation of taxable income, to be offset against 30% of annual taxable income, which can be carried forward indefinitely, in the following amounts:

	Individual (GLAI)		Direct (VRG) and indirect subsidiary (Webjet)
	03/31/12	12/31/11	03/31/12	12/31/11
Tax losses	256,913	258,268	1,887,267	1,887,267
Negative basis of social contribution	256,913	258,268	1,887,267	1,887,267

Tax credits arising from tax loss carryforwards and negative basis of social contribution were recorded based on the expected generation of future taxable income of the Company and its subsidiaries, as prescribed by tax laws.

Projected future taxable income for the utilization of tax loss carryforwards and negative basis of social contribution, technically prepared and supported based on business plans and approved by the Board of

Directors, indicates the existence of sufficient taxable income for the realization of the recognized deferred tax assets.

The Company has a total tax credits amount of R$761,288, wich R$87,350 are from the GLAI and R$673,938 are from its subsidiaries VRG and Webjet, and recognized an allowance for loss of R$180,341 (R$42,306 from the GLAI and R$138,035 from its subsidiaries VRG and Webjet, for credits that have no perspective of realization in an immediate future.

Management considers that the deferred tax assets arising from temporary differences will be realized proportionally to the realization of provisions and final outcome of future events.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Individual		Consolidated
	03/31/12	12/31/11	03/31/12	12/31/11
Income (loss) before income tax and social contribution	(40,335)	69,449	(15,949)	109,464
Combined tax rate	34%	34%	34%	34%
Income tax at combined tax rate	13,714	(23,612)	5,423	(37,217)
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(16,992)	28,251	-	-
Nondeductible income from subsidiaries	(6,619)	(8,517)	(6,619)	(8,517)
Income tax on permanent differences	(225)	(112)	(826)	(3,002)
Income tax and social contribution is not made on tax loss carryforwards	-	-	(27,365)	-
Nondeductible expenses (nontaxable income)	(815)	(2,632)	(4,540)	2,099
Exchange differences on foreign investments	9,868	6,569	8,472	6,569
Income (expense) of tax and social contribution	(1,069)	(53)	(25,455)	(40,068)

Current income tax and social contribution	(1,069)	(53)	(9,922)	(23,400)
Deferred income tax and social contribution	-	-	(15,533)	(16,668)
	(1,069)	(53)	(25,455)	(40,068)

10. Prepaid Expenses

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/12	12/31/11	03/31/12	12/31/11
Deferred losses from sale-leaseback transactions (a)	-	-	51,858	54,201
Prepayments of hedge premium	-	-	6,828	11,572
Lease prepayments	-	-	32,967	30,382
Insurance prepayments	171	136	14,636	22,775
Prepaid commissions	-	-	13,610	13,020
Others	-	-	6,190	6,811
	171	136	126,089	138,761

Current	171	136	83,518	93,797
Noncurrent	-	-	42,571	44,964

(a) During the accounting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to 9 aircraft in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in explanatory Note 27 b.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

11.   Deposits

Parent company

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor nature, deposited in escrow until the resolution of the related claims, updated at SELIC  tax. The balances of escrow deposits as of March 31, 2012 recorded in noncurrent assets totaled R$13,549 (R$12,065 as of December 31, 2011).

Consolidated

Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in US dollars for maintenance of aircraft and engines that will be invested in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any the maintenance service providers or to perform such services internally.

Based on the regular analysis of deposit recovery, management believes that the amounts reported in the consolidated balance sheet are recoverable and there are no indications of impairment of maintenance deposits, whose balances as of March 31, 2012 classified in current and noncurrent assets amount to R$37,335 and R$298,124, respectively (R$35,082 and R$323,062 in current and noncurrent assets as of December 31, 2011, respectively).

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, who’s fully refund occurs upon the contract expiration date. As of March 31, 2012, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$96,461 (R$96,983 as of December 31, 2011).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor nature, deposited in escrow until the resolution of the related claims, paid at SELIC  tax. The balances of escrow deposits as of March 31, 2012, recorded in noncurrent assets totaled R$193,837 (R$175,472 as of December 31, 2011).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

12.      Transactions with related parties

Loan agreements– noncurrent assets and liabilities– Individual

The Company and GAC maintains loan agreements, assets and liabilities with its subsidiary VRG without interest rates predicted, maturity or guarantees, as set forth below:

	Asset		Liability
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
GLAI with VRG	50,325	48,514	-	-
GAC with VRG (a)	-	71,280	216,244	222,725
Finance with VRG (a)	442,037	474,023	-	-
	492,362	593,817	216,244	222,725

a)         The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate.

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related party Breda  Transportes e Serviços  S.A. for passenger and luggage transportation services between airports, and transportation of employees, maturating on May 31, 2012, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index) .

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. and Serviços Gráficos Ltda., for employee transportation and graphic services, maturating on September 16, 2012 and February 18, 2012, respectively.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., with 60-month maturity term.

The subsidiary VRG also holds contracts with related party Vaud Participações S.A. to provide executive administration and management services, with two year term beginning on October 2010.

During the period ended March 31, 2012, VRG recognized total expenses related to these services of R$3,592 (R$2,103 as of March 31, 2011). All the entities referred above belong to the same economic group.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Property lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo, SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., a company owned by the same shareholder of the Company, whose contract expires annually on April 4, 2012, automatically extended by conditions agreed, but undetermined, and may be terminated by the lessee at any time by written notice 30 days in advance.  The contract includes an annual adjustment clause, based on the IGP-M. During the period ended March 31, 2012  VRG recognized total expenses related to this lease of R$121 (R$218 as of March 31, 2011).

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

On September 2011, subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. e Viação Piracicabana Ltda. The purpose of the agreement is the issuance of UATP (Universal Air Transportation Plan) accounts. VRG issued credits to related parties in the amounts of R$20 and R$40, respectively, to be used in the UATP system. Such system can be used to pay domestic and international air services to all members. VRG uses the UATP system, which is operated and maintained by the international air sector, and seeks to simplify billing and facilitate the payment of air travels and other related services.

Trade payables – current liabilities

As of March 31, 2012, balances payable to related companies amounting to R$969 (R$1,198 as of December 31, 2011) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	03/31/2012	03/31/2011
Salaries and benefits	3,442	3,915
Related taxes	1,202	1,437
Share-based payments	2,330	4,573
Total	6,974	9,925

As of March 31, 2012, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of preferred stock options to the Company’s management and key senior executive officers. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company's Stock Option Plan, approved at the Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors’ meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option strike price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Average fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16.01(c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option term (years)	10	10	10	10	10	10	10

(a) In April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c) The calculated fair the value for 2011 plan was 16.92, 16.11, and 15.17 for the related vesting periods (2011, 2012, and 2013).

Changes in the stock options as of March 31, 2012 are as follows:

	Stock options	Weighted average strike price
Outstanding options as of December 31, 2011	4,621,192	24.34
Adjustment on forfeited rights estimate	(383,833)	23.37
Outstanding options as of March 31, 2012	4,237,359 44,237,359	24.43

Number of options to be vested as of December 31, 2011	1,784,759	23.89
Number of options to be vested as of March 31, 2012	2,025,510	23.90

The strike price range and the average maturity of outstanding options, as well as the strike price range for the exercisable options as of March 31, 2012, are summarized below:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Outstanding options				Options exercisable
Strike price range	Outstanding options	Remaining weighted average maturity in years	Average strike price	Options exercisable	Average strike price
33.06	31,222	3	33.06	31,222	33.06
47.30	36,860	4	47.30	36,860	47.30
65.85	36,516	5	65.85	36,516	65.85
45.46	86,243	6	45.46	73,307	45.46
10.52	324,842	7	10.52	211,147	10.52
20.65	1,751,421	8	20.65	1,094,638	20.65
27.83	1,970,255	9	27.83	541,820	27.83
10,52-65,85	4,237,359	8,25	24.34	2,025,510	23.90

For the period ended March 31, 2012, the Company recognized in shareholders’ equity an result with stock options in the amount of R$3,750 (R$7,742 for the period ended March 31, 2011), being the expense disclosed in the consolidated income statements as personnel expenses.

13.      Investments

Due to the changes in Law 6404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controller GLAI and consolidated on a line by line basis, only subsidiary VRG was considered as an investment.

Changes in investments in March 31, 2012 are as follows:

Balances as of December 31, 2010	2,713,261
Equity in subsidiaries	(518,274)
Unrealized hedge losses (VRG)	(89,853)
Amortization losses, net of sale-leaseback (a)	(1,809)
Balances as of December 31, 2011	2,103,325
Equity in subsidiaries	(49,979)
Unrealized hedge gains (VRG)	58,686
Deferred gains, net of sale leaseback transaction with (a)	(452)
Balances as of March 31, 2012	2,111,580

(a) The subsidiary GAC has net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of March 31, 2012, the net balance to be deferred of R$30,233 (R$30,685 for the year ended December 31, 2011) is basically a part of the parent's net investment in the VRG. See explanatory note N°. 27 b.

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Total number of shares	Interest - %	Capital	Shareholders’ equity (b)	Net income (loss)
12/31/11	3,002,248,156	100%	2,294,191	2,072,640	(518,274)
03/31/12	3,002,248,156	100%	2,294,191	2,081,347	(49,979)

(a) The difference between the balance of investment and equity participation in the VRG corresponds to the net effect of  R$30,233 from sale leaseback, mentioned above under (a)

14. Earnings or Loss per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially,  there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Individual and Consolidated (IFRS and BRGAAP)
	03/31/12	03/31/11
Numerator
Income (loss) for the period	(41,404)	69,396

Denominator
Weighted average number of outstanding shares (in thousands)	270,390	269,806

Effect of dilutive securities
Stock Option Plan (in thousands)	-	358

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	270,390	270,164

Basic earnings (loss) per share	(0.153)	0.257
Diluted earnings (loss) per share	(0.153)	0.257

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future. As of March 31, 2012, the strike price of vested stock options under the 2009 plans is lower than the average market quotation for the period (in-the-money),even when the vesting stock options expenses are included in the strike price of the expenses that will be incurred, of the “vesting” option. However, due to the loss reported for period ended on March 31, 2012, these shares have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

15. Property, Plant and Equipment

Individual

The balance correspond to advances for acquisition of aircraft, related to prepayments made based on contracts with Boeing Company to acquire 100 aircrafts 737-800 Next Generation (101 aircrafts as of 31 December 2011) in the amount of R$428,915 (R$359,515 at December 31, 2011) and the right on the residual value of aircraft in the amount of R$417,163 (R$417,163 at December 31, 2011), both held by the subsidiary GAC.

Consolidated

	03/31/2012				12/31/2011
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leases	4%	2,942,892	(597,746)	2,345,146	2,377,234
Sets of replacement parts and spare engines	4%	912,324	(182,632)	728,692	733,095
Aircraft reconfigurations / overhauling	30%	542,280	(262,843)	279,437	253,655
Aircraft and safety equipment	20%	1,852	(939)	913	822
Tools	10%	26,188	(8,206)	17,982	18,387
		4,425,536	(1,053,366)	3,372,170	3,383,193
	-
Impairment losses	-	(50,653)	-	(50,653)	(50,653)
		4,374,883	(1,053,366)	3,321,517	3,332,540

Property, plant and equipment in use
Vehicles	20%	9,996	(7,171)	2,825	2,969
Machinery and equipment	10%	47,816	(13,566)	34,250	31,573
Furniture and fixtures	10%	20,184	(9,872)	10,312	10,323
Computers and peripherals	20%	46,220	(29,093)	17,127	15,712
Communication equipment	10%	2,994	(1,517)	1,477	1,334
Facilities	10%	4,498	(2,739)	1,759	1,854
Maintenance center – Confins	7%	105,971	(14,593)	91,378	92,047
Leasehold improvements	20%	50,504	(20,702)	29,802	15,115
Construction in progress	-	5,866	-	5,866	21,936
		294,049	(99,253)	194,796	192,863
		4,668,932	(1,152,619)	3,516,313	3,525,403

Advances for acquisition of aircraft	-	432,098	-	432,098	365,067

		5,101,030	(1,152,619)	3,948,411	3,890,470

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Others flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2010 As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions from Webjet’s acquisition	-	65,328	-	6,264	71,592
Additions	371,262	300,915	273,984	38,576	984,737
Disposals	-	(3,383)	(232,578)	(5,132)	(241,093)
Depreciation	(204,461)	(136,120)	-	(21,903)	(362,484)
Impairment losses	-	(23,250)	-	-	(23,250)
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	18,484	91,481	89,355	8,853	208,173
Disposals	-	(20,426)	(22,324)	(114)	(42,864)
Depreciation	(50,572)	(49,990)	-	(6,806)	(107,368)
As of March 31, 2012	2,345,146	976,371	432,098	194,796	3,948,411

(a)     Additions in 2011 primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine under operating lease.

16. Intangible assets

Individual

As of March 31, 2012, the balance in the Parent Company in the amount of R$67 refers to software (R$89 as of December 31, 2011).

Consolidated

	Goodwill (a)	Trademarks	Airport operating licenses	Software	Total
Balance as of December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions from Webjet’s acquisition				209	209
Additions	-	-	-	73,598	73,598
Disposals	-	-	-	(8,936)	(8,936)
Amortization	-	-	-	(26,149)	(26,149)
Provisional fair value from Webjet’s acquisition (note 13)	-	-	478,058	-	478,058
Balance at December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	10,955	10,955
Amortization	-	-	-	(11,614)	(11,614)
Balance as of March 31, 2012	542,302	63,109	1,038,900	138,987	1,783,298

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

17. Short and Long-term Debt

		Effective average interest rate (p.a.)	Individual		Consolidated
	Maturity	03/31/2012	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Short-term debt:
Local currency:
Debentures IV	Sep, 2015	11.33%	-	-	-	595,160
Debentures V	Jun, 2017	11.53%	-	-	-	493,284
BNDES loan Safra	Oct, 2014	11.50%	-	-	29,956	29,956
Santander	Oct, 2012	11.63%	40,676	40,676	40,676	40,676
Citibank	Dec, 2012	9.92%	-	-	17,905	19,401
BNDES (direct)	Jul, 2012	8.66%	-	-	4,784	8,372
BDMG	Mar, 2018	9.00%	-	-	4,019	3,600
Industrial CDB	Mar, 2012	-	-	-	-	1,250
Banco IBM	Mar, 2017	12.17%	-	-	3,031	-
Working Capital/ Banco Itaú	Mar, 2013	12.34%	-	-	85,000	-
Interests			-	-	62,159	23,421
			40,676	40,676	247,530	1,215,120
Foreign currency
(in U.S. Dollars):
Working Capital	Mar, 2012	3.42%	-	-	-	95,894
IFC	Jul, 2013	4.54%	-	-	22,777	31,264
FINIMP	Sep,2012	3.95%	-	-	10,298	3,127
Aeroturbine	Dec,2012	-	-	-	2,900	4,579
Interests			32,735	38,799	31,628	40,701
			32,735	38,799	67,603	175,565
			73,411	79,475	315,133	1,390,685

Finance lease	Mar, 2013		-	-	154,218	161,755
Total short-term debt			73,411	79,475	469,351	1,552,440

Long-term debt:
Local currency:
Debentures IV	Sep, 2015	11.33%	-	-	595,483	-
Debentures V	Jun,2017	11.53%	-	-	493,589	-
Safra	Dec,2015	12.74%	-	-	196,217	196,000
BNDES – Loan Safra	Out, 2014	11.50%	-	-	35,612	42,837
BDMG	Mar, 2018	9.00%	-	-	24,971	25,851
Banco IBM	Mar, 2017	12.17%	-	-	12,000	-
			-	-	1,357,872	264,688
Foregn Currency Foreign currency
(in U.S. Dollars):
Senior bond I	Apr, 2017	7.50%	409,972	421,669	382,641	393,532
Senior bond II	Jul,2020	9.25%	535,060	550,471	535,060	550,471
Perpetual bond	-	8.75%	364,420	375,160	326,156	335,768
			1,309,452	1,347,300	1,243,857	1,279,771
			1,309,452	1,347,300	2,601,729	1,544,459

Finance lease	Dec, 2021		-	-	1,802,463	1,894,549
Total long-term debt			1,309,452	1,347,300	4,404,192	3,439,008
			1,382,863	1,426,775	4,873,543	4,991,448

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The maturities of long-term debt for the next twelve months as of March 31, 2012, are as follows:

	Individual
	After 2016	Without maturity date	Total
Foreign currency
(Dollars):
Senior bond I	409,972	-	409,972
Senior bond II	535,060	-	535,060
Perpetual bond	-	364,420	364,420
Total	945,032	364,420	1,309,452

	Consolidated
	2013	2014	2015	2016	After 2016	Without maturity date	Total
Local currency:
BNDES – Loan Safra	21,674	13,938	-	-	-	-	35,612
Safra	65,406	65,406	65,405	-	-	-	196,217
BDMG	6,076	4,810	4,511	4,511	5,063	-	24,971
IBM	1,500	3,000	3,000	3,000	1,500	-	12,000
Debêntures	-	-	595,483	246,795	246,794	-	1,089,072
	94,656	87,154	668,399	254,306	253,357	-	1,357,872
Foreign currency Foreign currency
(Dollars):
Senior bond I	-	-	-	-	382,641	-	382,641
Senior bond II	-	-	-	-	535,060	-	535,060
Perpetual bond	-	-	-	-	-	326,156	326,156
	-	-	-	-	917,701	326,156	1,243,857
Total	94,656	87,154	668,399	254,306	1,171,058	326,156	2,601,729

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The fair values of senior and perpetual bonds, as of March 31, 2012, are as follows:

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior bonds (I and II)	945,032	968,898	917,701	941,556
Perpetual bonds	364,420	307,370	326,156	269,106

(a)           Senior and perpetual bonds market prices are obtained through market quotations and exchange rate variation.

Finimp

On March 21, 2012, the Company, through its subsidiary VRG, raised the amount of US$3,985, corresponding to R$7,261 in the Banco do Brasil,.The purpose of this loan was the purchase of parts for aircraft. On March 31, 2012, the amount recorded in current liabilities was R$10,298 (R$3,127 recorded in current liabilities at December 31, 2011). As security for this operation there are two Promissory Note in the amount of U.S.$ 8,082.

Working Capital

On March 15, 2012, the Company settled this loan in foreign currency, raised on March 21, 2011 in the amount of R$85,000 (USD51,121), an effective rate of 3.42% and raised a line new a working capital loan with Banco Itaú in the amount of R$85,000, with no borrowing costs, with an effective rate of 12.34% per annum and maturing on March, 2013. As of March 31, 2012 the balance recorded in current liabilities was R$85,000.

Banco IBM

On March 23, 2012 the Company, through its subsidiary VRG, signed a floating rate guaranteed loan in the amount of R$15,031 in domestic currency with the Banco IBM S.A., with no borrowing costs. The funds designed to finance the acquisition of machinery and provision of information technology. The loan has a term of 60 months maturing March 26, 2017, with semi-annual amortization of principal and interest. The interest rate is calculated based on the CDI plus 2.42% pa, effective rate of 12.17% pa. On March 31, 2012 the balance recorded in current liabilities and noncurrent was R$ 3,031 and R$12,000 respectively.

Finance leases

Future payments of US dollar-denominated finance lease installments are as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/2012	12/31/2011
2012	202,976	281,165
2013	284,463	292,835
2014	284,447	292,819
2015	276,078	284,205
2016	268,194	276,098
After 2016	1,090,148	1,118,240
Total minimum lease payments	2,406,306	2,545,362
Less total interest	(449,625)	(489,058)
Present value of minimum lease payments	1,956,681	2,056,304
Less short-term installment portion	(154,218)	(161,755)
Long-term installment portion	1,802,463	1,894,549

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The discount rate used to calculate the present value of the minimum leasing payments is 6.10% as of March 31, 2012 (6.10% as of December 31, 2011). There are no significant differences between the present value of minimum leasing payments and the fair value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables performing calculated withdrawals to be made for a bullet payment settlement at the end of the lease agreement. As of March 31, 2012, the withdrawals made for the repayment at maturity date of the lease agreement amount to R$61,768 (R$59,552 as of December 31, 2011), are recorded in long-term debt.

Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: IFC, BNDES, Bradesco  (Debenture V) and Banco do Brasil (Debentures IV e V).

The restrictive covenants measures for these loans are: (i) net debt / EBITDAR, (ii) Current Assets / Current Liabilities, (iii) EBITDA / Debt Service, (iv) Short-term Debt / EBITDA, (v) Net debt/ EBITDA and (vi) Debt Coverage Ratio (ICD).

On March 31, 2012, the Company and its subsidiaries did not reach the minimum standards established for the financing from the IFC, BNDES and the Debentures IV and V, bond to EBITDA and EBITDAR due to accumulated losses in the year ended March 31, 2012.

VRG issued to BNDES a letter of guarantee of R$14.5 million, whose amount exceeds the current debt, and is not therefore subject to liquidity problems in case it is required to settle such debts.

On March 15, 2012, the Company obtained authorization to non-declaration of acceleration and / or application of any penalty on breach of its restrictive contractual clauses. This was deliberate release of the Company in General Meeting of Debenture Holders of the fourth and fifth issues of debentures for the calculation periods ended March 31, 2012 and June 30, 2012. As a result of this authorization, the company is defaulting in its obligations agreed upon in writing of the debentures, thus no need to reschedule its debt in the short term on March 31, 2012, in order to meet the Brazilian and international accounts standards.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

18.  Advance Ticket Sales

As of March 31, 2012, the balance of advance ticket sales in current liabilities of R$721,583 (R$744,743 as of December 31, 2011) is represented by 5,167,908 tickets sold and not yet used (4,364,524 as of 31 December 2011) with 70 days of average term of use (75 days as of December 31, 2011).

19.      Smiles Deferred Revenue

As of March 31, 2012, the balance of Smiles deferred revenue is R$79,695 and R$228,550 classified in the current and non-current liabilities, respectively (R$71,935 and R$214,779 as of December 31, 2011). The number of miles open on March 31, 2012 amounted to 25,072,974,028   (23,004,285,890 on December 31, 2011).

20. Advances from Customers

As of March 31, 2012, the Company recognized R$15,063 (R$30,252 on December 31,2011), as detailed below:

Operating Agreement- Co-Branded

The subsidiary VRG, signed with Banco Bradesco S.A. and Banco do Brasil S.A., in September 2009, an Operating Agreement for the sale of miles and right to use the database of the Smiles mileage program, and right of use of Smiles brand related to the credit card issues in Co-Branded format. The agreement is effective for five years.

The mileage sells was registered as advances from customers and as of March 31,2012 the balance of R$1,200 (R$9,620 as of December 31,2011) represented by remaining miles which were not transferred to the customers mileage account. The right of data bank use of Smiles mileage program was registered on other current and noncurrent liabilities and is recognized on cargo and other revenue at straight line basis according to the agreement period. The right of use the Smiles brand on credit card was recognized on cargo and other revenue as of July, 2009.

CVC Advance

The Company, through its indirect subsidiary Webjet, holds an advance made on October 26, 2011 in the amount of R$25,000, related to an agreement signed with CVC, to buy tickets from Webjet. As of March 31,2012, the Company has an amount of R$13,511 (R$20,632 on December 31,2011)

Advances Banco Patagônia S.A.

The subsidiary VRG, signed with Banco Patagônia SA, in April 2011, a contract of sale and granting of miles, in order to encourage the use of credit cards from Banco Patagônia by its customers for the accumulation of points your Incentive Program called Club Patagonia. The term of the contract is one year, renewable for the same period through additive signed between the parties. On the period ended on  March 31,2012 the Company received an advance related to this agreement in the amount of R$352.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

21. Taxes Payable

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	03/31/12	12/31/11	03/31/12	12/31/11

PIS and COFINS	-	-	114,431	107,987
REFIS	8,052	8,212	23,774	24,249
IRRF on payroll	6	5	15,877	26,372
ICMS	-	-	15,335	12,602
Import tax	-	-	3,345	3,410
CIDE	33	556	629	1,274
IOF	198	80	198	670
IRPJ and CSLL to collect	2,502	1,433	18,229	8,573
Others	11	839	5,107	4,534
	10,802	11,125	196,925	189,671

Current	3,305	3,233	79,970	76,736
Noncurrent	7,497	7,892	116,955	112,935

PIS and COFINS

With the beginning of the non-cumulative calculation system of taxes on revenue PIS (Law
10637/02) and COFINS (Law 10833/03), the subsidiary VRG implemented those rules and challenged in the courts the rate used to calculate these taxes. The provision recorded in balance sheet as of March 31, 2012, amounting to R$114,431 (R$107,987 as of December 31, 2011) includes the unpaid portion, adjusted for inflation using the SELIC. There are escrow deposits in the amount of R$79,005 (R$77,539 as of December 31, 2011) to ensure the suspension of the tax collection. On January 9, 2012, the Company filed the withdrawal of judicial process and is awaiting review and approval of the conversion of deposits by the Judicial Court. Until March 31, 2012 the Company received no response from the judiciary regarding the withdrawal of the case above.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

22. Provisions

	Insurance provision	Provision for anticipated return of aircraft	Return of aircraft and engine	Litigation	Total
Balance as of December 31, 2011	23,499	26,263	181,044	75,944	306,750
Additional provisions recognized	-	783	18,905	5,353	25,041
Utilized provisions	(13,342)	-	(13,158)	(1,590)	(28,090)
Foreign exchange	(1,613)	(724)	(1,421)	-	(3,758)
Balance as of March 31, 2012	8,544	26,322	185,370	79,707	299,943

Balance as of December 31, 2011
Current	23,499	16,252	35,817	-	75,568
Noncurrent	-	10,011	145,227	75,944	231,182
	23,499	26,263	181,044	75,944	306,750

Balance as of December 31, 2012
Current	8,544	16,169	46,191	-	70,904
Noncurrent	-	10,153	139,179	79,707	229,039
	8,544	26,322	185,370	79,707	299,943

Provision for anticipated return of Webjet’s aircraft

In 2011, according to the strategic planning of Webjet, provision was made for anticipated return of aircraft. This provision was calculated based on the return flow of 14 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns from aircraft are scheduled to occur between 2012 and 2013 and the original maturities of leases are in between 2012 to 2014.

Return of aircraft and engines

The provision for return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in return conditions of lease contracts, which the counterpart is capitalized in the fixed assets (aircraft reconfigurations/overhauling), note 15.

Lawsuits

As of March 31, 2012, the Company and its subsidiaries are parties to 23,843 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Operation	Succession	Total
Civil lawsuits	13,336	643	13,979
Civil proceedings	1,707	18	1,725
Civil miscellaneous	44	1	45
Labor lawsuits	4,397	3,615	8,012
Labor proceedings	80	2	82
Total	19,564	4,279	23,843

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss, and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and pay differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	03/31/12	12/31/11
Civil	35,637	34,101
Labor	44,070	41,843
	79,707	75,944

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of March 31, 2012 of R$29,888 for civil claims and R$18,085 for labor claims (R$33,221 and R$16,019 as of December 31, 2011 respectively), for which no provisions are recognized.

On March 31, 2012 the Company was party to three (03) labor lawsuits in France due to debts of the former Varig S.A. The amount involved in the discussions, not provisioned, is approximately R$5,103 (corresponding to € 2.1 million).

The Company and its subsidiaries are challenging in court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s and its subsidiaries’ management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract. Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$208,006 as of March 31, 2012 (R$205,102 as of December 31, 2011) adjusted for inflation, not including later payment charges.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

23.      Shareholders’ Equity

a)                  Issued capital

As of March 31, 2012 and December 31, 2011, the Company’s capital is represented by 270,390,004 shares, of which 137,032,734 are common and 133,357,270 are preferred. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	03/31/2012			12/31/2011
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	21.81%	61.44%	100.00%	22.21%	61.63%
Delta Airlines, Inc	-	6.22%	3.07%	-	6.22%	3.07%
Wellington Management Company	-	5.04%	2.49%	-	5.04%	2.49%
Fidelity Investments	-	5.27%	2.60%	-	5.27%	2.60%
Treasury shares	-	2.79%	1.38%	-	2.79%	1.38%
Other	-	1.51%	0.74%	-	1.50%	0.74%
Free float	-	57.36%	28.29%	-	56.97%	28.09%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of March 31, 2012 is R$4.0 billion (R$4.0 billion on December 31,2011). Within the authorized limit, the Company can, as approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily keeping the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including price and payment term.

The advance for future capital increase of R$579 refers to the shares subscribed by minority shareholders from the auction of surplus. This increase is part of the transaction that was initiated on December 21, 2011 due to increased capital of the Company approved by the Board, on the same date.

The price of Company shares as of March 31, 2012 are quoted, in the São Paulo Stock Exchange – BOVESPA, in the amount of R$12.19 and US$6.73 (R$12.44 and US$6.63 on December 31,2011) in New York Stock Exchange – NYSE. The book value per share as of March 31, 2012 is R$8.32 (R$8.16 as of December 31, 2011).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

b)         Retained earnings

i. Legal reserve

It is recognized by allocating 5% of profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws. On December 31, 2011, was used in its entirety to absorb losses.

ii. Reinvestment reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, which intended to use in planned investments in the capital budget, approved at the Board of Directors. As of December 31, 2011 was used in its entirety to absorb losses.

c)         Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit. The Brazilian corporate law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)         Treasury shares

As of March 31, 2012, the Company has 3,724,225 treasury shares, totaling R$51,377, with a fair value of R$45,398 (R$51,377 in shares with fair value of R$46,329 as of December 31, 2011).

e)         Share-based payments

As of March 31, 2012, the balance of share-based payments reserve was R$72,352. The Company recorded a share-based payment expense amounting to R$3,750 during the period ended March 31, 2012, with a balancing item in the income statement as personnel costs (R$7,742 as of March 31, 2011).

f)          Other comprehensive income

The fair value measurement of short-term investments classified as available for sale and financial instruments designated as cash flow hedges is recognized in line item Valuation Adjustments to Equity, net of taxes, until maturity of the contracts. The balance as of March 31, 2012 corresponds to a loss of R$20,582 (loss of R$79,268 as of December 31, 2011).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

24.      Costs of Services, Administrative and Selling Expenses

	Individual (BRGAAP)
	03/31/2012		03/31/2011
	Total	%	Total	%
Salaries (a)	(4,136)	(160.3)	(8,122)	78.0
Services Rendered	-	0.0	(1,365)	13.1
Depreciation and amortization	(22)	(0.9)	(22)	0.2
Other expenses	(5)	(0.2)	(900)	8.6
Other operating income (b)	6,743	261.4	-	0.0
	2,580	100.0	(10,409)	100.0

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors, as well as a plan of share-based compensation in the controller.

(b)     Refer to the gain with sale leaseback transaction on the period.

	Consolidated (IFRS and BRGAAP)
	03/31/2012
	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income (b)	Total	%
Salaries	(345,796)	(21,798)	(39,733)	-	(407,327)	18.9
Fuel and lubricants	(951,566)	-	-	-	(951,566)	44.1
Aircraft rent	(141,682)	-	-	-	(141,682)	6.6
Aircraft Insurance	(7,947)	-	-	-	(7,947)	0.4
Maintenance materials and repairs	(61,246)	-	-	-	(61,246)	2.8
Traffic servicing	(73,296)	(12,213)	(37,749)	-	(123,258)	5.7
Sales and marketing	-	(92,909)	-	-	(92,909)	4.3
Tax and landing fees	(142,182)	-	-	-	(142,182)	6.6
Depreciation and amortization	(100,416)	-	(18,566)	-	(118,982)	5.5
Other income (expenses), net	(96,744)	(13,618)	(8,088)	6,743	(111,707)	5.1
	(1,920,875)	(140,538)	(104,136)	6,743	(2,158,806)	100.0

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Consolidated (IFRS and BRGAAP)
	03/31/2011
	Cost of services	Selling expenses	Administrative expenses	Total	%
Salaries	(301,955)	(21,764)	(35,719)	(359,438)	20.4
Fuel and lubricants	(669,050)	-	-	(669,050)	38.0
Aircraft rent	(128,244)	-	-	(128,244)	7.3
Aircraft Insurance	(8,441)	-	-	(8,441)	0.5
Maintenance materials and repairs	(79,331)	-	-	(79,331)	4.5
Traffic servicing	(55,795)	(14,945)	(37,890)	(108,630)	6.2
Sales and marketing	-	(91,870)	-	(91,870)	5.2
Tax and landing fees	(85,132)	-	-	(85,132)	4.8
Depreciation and amortization	(76,333)	-	(13,824)	(90,157)	5.1
Other operating expenses	(77,711)	(20,856)	(41,592)	(140,159)	8.0
	(1,481,992)	(149,435)	(129,025)	(1,760,452)	100.0

25. Sales Revenue

a)                  The net sales revenue for the period has the following composition:

	Consolidated (IFRS and BRGAAP)
	03/31/2012	03/31/2011
Passenger transportation	1,991,222	1,762,329
Cargo transportation and other revenue	278,215	218,691
Gross revenue	2,269,437	1,981,020
Related taxes	(103,369)	(85,298)
Net revenue	2,166,068	1,895,722

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

b)                 Revenue by geographical segment is as follows:

	Consolidated (IFRS and BRGAAP)
	03/31/2012%		03/31/2011%
Domestic	2,007,667	92.7	1,717,391	90.6
International	158,401	7.3	178,331	9.4
Net revenue	2,166,068	100.0	1,895,722	100.0

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

26. Financial result

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
Financial income	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Income from derivatives	-	-	60,008	58,012
Income from short-term investments and Investment funds	6,889	3,776	31,741	34,189
Monetary variation	694	281	4,378	2,156
Other	3,936	2,984	7,705	4,514
	11,519	7,041	103,832	98,871
Financial expenses
Loss from derivatives	-	-	(40,463)	(88,628)
Interest on short and long term debt	(29,560)	(27,067)	(114,605)	(89,522)
Bank interest and expenses	(669)	(1,235)	(21,714)	(4,254)
Monetary variation	-	-	(4,639)	(6,871)
Other	(1,419)	-	(18,319)	(5,187)
	(31,648)	(28,302)	(199,740)	(194,462)

Foreign exchange changes, net	27,193	18,028	72,697	69,785

27. Commitments

As of March 31, 2012 the Company had with Boeing 90 firm orders, 10 purchase rights and 40 purchase options granted on non-onerous basis, for aircraft acquisition. The commitments to  purchase aircraft include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discount is R$15,187,954 corresponding to US$8,335,412 (R$15,780,007 on December 31, 2011, corresponding to US$8,412,414)  and are segregated according to the following periods:

	03/31/2012	12/31/2011
2012	730,128	896,087
2013	2,854,655	2,938,786
2014	4,217,580	4,341,879
2015	3,633,063	3,740,135
2016	3,115,744	3,207,569
After 2016	636,784	655,551
	15,187,954	15,780,007

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

As of March 31, 2012, in addition to the commitments mentioned above, the Company has the amount of R$1,838,589 (R$1,991,402 on December 31, 2011), as advances for aircraft acquisition, as follows:

	03/12/2012	12/31/2011
2012	335.397	443.909
2013	521.760	537.137
2014	487.605	501.975
2015	395.460	407.115
2016	91.925	94.634
After 2016	6.442	6.632
	1.838.589	1.991.402

The installment financed by Long-term debt, collateralized by the aircraft by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to the limit of 100%.

The Company is making payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire aircraft fleet using a combination of finance and operating leases, except for 6 aircrafts owned by its indirect subsidiary Webjet. As of March 31, 2012, the total leased fleet was comprised of 145 aircraft  (123 from VRG and 22 from Webjet), which 100 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase option. During the period ended March 31, 2012, the Company received one aircraft based on lease contracts. There were no returns of aircraft during the period.

a)        Operating leases

Future payments of non-cancelable operating leases are denominated in U.S. dollars, and are as follows:

	03/31/2012	12/31/2011
2012	449,098	594,976
2013	524,057	517,326
2014	356,100	341,486
2015	224,888	205,631
2016	177,852	157,231
After 2016	537,214	452,831
Total minimum leasing payments	2,269,209	2,269,481

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

b)    Sale-leaseback transactions

As of March 31, 2012, the Company recognized R$7,564 and R$14,040, respectively, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$15,931as of December 31, 2011), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircraft. This gain is being deferred proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$42,485, in ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$44,828 as of December 31, 2011), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircraft. These losses are being deferred and amortized proportionally to the monthly payments of the operational lease agreements over the contractual term of 120 months.

Additionally, in the period ended March 31, 2012, the Company recorded a gain of R$6,743, recognized directly in profit or loss,since gains and losses on sale-leaseback transactions were not offset over lease terms.

28.      Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist partially of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures and options contracts in the oil market, U.S. dollar and interest.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Financial Policy and Risk Committee, after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains on these transactions and the application of risk management controls are part of the Committee’s monitoring and are satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments hired with the purpose of hedging against fuel and exchange rates risks provide scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments hired, a significant portion of the transactions presents ineffective results upon settlement, which are presented in the tables below.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of March 31, 2012 and December 31, 2011 is as follows:

	Measured at fair value through profit and loss			Measured at amortized cost (a)
	03/31/12		12/31/11	03/31/12	12/31/11
Assets
Cash and cash equivalents	1,314,624		1,230,287		-
Short-term investments	722,445	(c)	1,009,068		-
Restricted cash	119,678		109,095		-
Derivatives operation assets	43,272	(b)	4,213		-
Accounts receivable	-		-	376,485	354,134
Deposits	-		-	431,920	455,127
Other credits	-		-	50,673	53,546
Prepayment of hedge premium	6,828		11,572		-

Liabilities
Loans and financing	-		-	4,873,543	4,991,448
Suppliers	-		-	378,035	414,563
Derivatives Obligation	76,877	(b)	115,432	-	-

(a)      The fair value are approximatelly the book values, according to the short term maturity period of these assets and liabilities, except by the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 17.

(b)     The Company records as of March 31, 2012 the amount of R$20,582 in shareholders’ equity as valuation adjustment to equity as a balancing item of this assets and liability.

(c)      The Company manages its investment as a part of its cash to supply its operational expenses.

On March 31, 2012 and December 31,2011 the Company had no assets available for sale (Measured at fair value but not through profit and loss).

Risks

The operating activities subject the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

 The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operations is as follows:

a) Fuel price risk

As of March 31, 2012, fuel expenses accounted for 44% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and oil byproduct price fluctuations.

In order to mitigate the fuel price risk, the Company and its subsidiaries contract derivatives linked mainly to crude oil and possibly its byproducts. As of March 31, 2012, the Company used options, collar and swap agreements.

Fuel hedge transactions, classified as cash flow hedges are contracted by the counterparties rated as investment grade, or are performed on the NYMEX.

b) Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolivar, etc.

In order to mitigate the currency risk, the Company contracts the following currency derivatives: U.S. dollar futures and options settled on the BM&F-BOVESPA. These transactions may be performed using exclusive investment funds, as described in the Company’s Risk Management Policy.

The Company’s foreign exchange exposure as of March 31, 2012 and December 31, 2011 is as follows:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Individual		Consolidated
	(BRGAAP)		(IFRS and BRGAAP)
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Assets
Cash and short-term investments	3,832	38,458	150,822	237,668
Deposits	-	-	431,920	455,127
Hedge premium	-	-	6,828	11,572
Prepaid Expenses with leases	-	-	32,967	30,382
Related parties transaction	492,362	593,817	-	-
Others		-	-	6,588
Total assets	496,194	632,275	622,537	741,337
Liabilities
Foreign suppliers	16	-	27,046	32,270
Short- and long-term debt	1,342,187	1,386,099	1,311,460	1,455,336
Finance leases payable	-	-	1,894,913	1,996,752
Other leases payable	-	-	61,768	59,552
Provision for aircraft return	-	-	185,370	181,044
Related Parties	216,244	222,725	-	-
Other U.S. dollar-denominated liabilities	-	-	6,341	7,616
Total liabilities	1,558,447	1,608,824	3,486,898	3,732,570
Exchange exposure in R$	1,062,253	976,549	2,864,361	2,991,233

Obligations not recognized in balance sheet
Future obligations resulting from operating leases	1,838,589	1,991,402	1,838,589	1,991,402
Future obligations resulting from firm aircraft orders	15,187,954	15,780,007	15,187,954	15,780,007
Total	17,026,543	17,771,409	17,026,543	17,771,409

Total exchange exposure R$	18,088,796	18,747,958	19,890,904	20,762,642
Total exchange exposure US$	9,927,444	9,994,647	10,916,472	11,068,686
Exchange Rate (R$/US$)	1.8221	1.8758	1.8221	1.8758

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor, and local debt.

In the period ended March 31, 2012, for interest rate hedges, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s, or they are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of March 31, 2012, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 6 days and of their financial liabilities was 5 years.

f)  Capital management

The table below shows the financial leverage rate as of March 31, 2012 and December 31, 2011:

	Consolidated (IFRS and BRGAAP)
	03/31/12	12/31/11
Shareholder’s equity	2,227,522	2,205,911
Cash and cash equivalents	(1,314,624)	(1,230,287)
Restricted cash	(119,678)	(109,095)
Short-term investments	(722,455)	(1,009,068)
Short- and long-term debts	4,873,543	4,991,448
Net debt (a)	2,716,796	2,642,998
Total capital (b)	4,944,318	4,848,909
Leverage ratio (a) / (b)	55%	55%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure in the short-term refinancing.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Description	Balance sheet account	03/31/12	12/31/11
Rights from derivatives operation (assets)	Rights of derivative transactions	43,272	4,213
Obligation from derivatives operation (liabilities)	Liabilities from derivative transactions	76,877	115,432
Prepayment of hedge premium	Prepaid expenses	6,828	11,572

The Company and its subsidiaries adopt hedge accounting and in March 31, 2012, the derivative contracted to hedge currency risks, interest rate risk and fuel price risk as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i) Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii) Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Designation of hedged item

a)    Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives and its byproducts—West Texas Intermediate (WTI), Brent and Heating Oil—to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of March 31, 2012, the Company and its subsidiaries have derivative contracts designated as cash flow hedge fuel, traded in Nymex and OTC markets.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance at:	03/31/12	12/31/11
Fair value at end of the period (R$)	50,754	(9,217)
Volume hedged for future periods (thousand barrels)	2,303	3,631
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	30,157	(20,898)

Period ended:	03/31/12	12/31/11
Loss on hedge effectiveness recognized in operating costs (R$)	(1,585)	-
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses)	(11,944)	802
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses) for future periods (R$)	6,032	(5,181)
Total losses on hedge ineffectiveness recognized in financial income (expenses) (R$)	(5,912)	(4,379)
Exposure percentage hedged during the period	47%	42%

The table below shows the notional amount of derivatives designated as hedges contracted by the Company and its subsidiaries to hedge future fuel expenses, the average rate contracted for the derivatives, and the percentage of fuel exposure hedged by reporting period as of March 31, 2012:

Market risk factor: Fuel price
Over-the-counter market
	2T12	3T12	4T12	1T13	Total
Percentage of fuel exposure hedged	40%	28%	10%	10%	22%
Notional amount in barrels (thousands)	1,623	1,162	428	433	3,646
Future rate agreed per barrel (US$) *	124,85	113,16	99,87	112,68	116,75
Total in reais **	369,207	239,591	77,883	88,901	775,583

* Weighted average between call strikes,

** The exchange rate as of 03/31/12 was R$1. 8221/ US$1.00.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

a)                  Foreign Exchange Hedge

The Company and its subsidiaries uses derivative contracts as U.S. dollar hedges conducted with BM&FBOVESPA, using an exclusive investments fund as vehicle for contracting risk coverage.

In September 2011, Management, faced with a future economic scenario, decided to suspend temporarily the currency hedge of the Company’s cash flows. In January 2012, the Administration resumed hedging.

As of March 31, 2012, R$80,482 financial assets of investments fund were bank guarantee linked to margin deposits.

As of March 31, 2012, the Company and its subsidiaries do not have foreign exchange derivative contracts designated as U.S. dollar cash flow hedges. Losses from hedge ineffectiveness recognized during the period ended March 31, 2012 and of 2011 are presented below:

Period ended:	03/31/2012	12/31/2011
Fair value at the end of period (R$)	791	-
Volume hedged for future periods (R$)	365,500	-

Period ended:	03/31/2012	03/31/2011
Total hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	30,715	(109)
Percentage exposure hedged during the period	4,65%	11%

	2T12	3T12	4T12	Total
Percentage of cash flow exposure	22%	20%	15%	14%
Notional amount (US$)	136,750	130,750	98,000	365,500
Future rate agreed (R$)	1,77	1,81	1,75	1,78
Total in reais	242,173	236,988	171,441	650,602

Since July/2011 the Company and its subsidiaries do not have foreign exchange derivative contracts designated as fair value hedge of U.S. dollar.

Period ended:	03/31/2012	03/31/2011
Hedge effectiveness losses recognized in financial expenses (R$)	-	(7,480)

As of March 31, 2012, won the currency swaps (USD x CDI) to hedge a credit facility (working capital) indexed to the dollar. The Company and its subsidiaries not made any new signings this type.The table below shows the amounts recognized in financial income (expenses) related to these transactions:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Period ended:	03/31/2012	03/31/2011
Losses recognized in financial income (expenses)	(4,211)	(20,275)

a)                 Interest rate hedges

As of March 31, 2012, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor hedge. The following is a summary of Company and its subsidiaries interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	03/31/2012	12/31/2011
Fair value at the end of the period (R$)	(76,878)	(88,440)
Face value at the end of the period (US$)	503,969	505,181
Face value at the end of the period (R$)	918,281	947,618
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(50,739)	(58,370)

Period ended:	03/31/2012	03/31/2011
Hedge effectiveness gains losses recognized in financial expenses (R$)	(924)	-

As of March 31, 2012 the Company and its subsidiaries held positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

Period ended:	03/31/2012	03/31/2011
Losses recognized in financial expenses	(123)	-

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared pursuant to CVM Instruction 475/08, in order to provide a 25% and 50% positive and negative variation in the main risk factor of each financial instrument and, therefore, the impact of such variation on the Company’s financial income and expenses in case such changes occur. The likely scenario is the Company's maintenance market levels.

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of March 31, 2012 and based on the scenarios described above.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Consolidated

I)     Fuel risk factor

As of March 31, 2012, the Company held derivative contracts for oil WTI, Brent and Heating Oil, totaling 2,303 thousand barrels, maturing from June,2012 to March 2013.

Derivative fuel
Risk	Exposed values	Adverse Scenario Remote	Possible Adverse Scenario	Probable Scenario
		-50%	-25%
Curve drop in the price Brent	R$ 50,755	(R$ 173,267)	(R$ 58,945)	R$ 0

	Brent	US$ 61,44/bbl	US$ 92,16/bbl	US$ 122,88/bbl

II)       Foreign exchange risk factor

As of March 31, 2012, the Company held a derivatives contract in US dollar in the notional value of US$365,500 with maturity in June to December 2012.

Consolidated
Additional changes in the account balance
	Risk Factor	Exposed amounts as of	-50% 03/31/2012	-25% 03/31/2012	Probable Scenario	25% 03/31/2012	50% 03/31/2012
		03/31/2012			03/31/2012

Net liabilities	Dollar	R$2,864,361	-	-	-	(R$ 716,090)	(R$ 1,432,181)

Derivative	Dollar	R$ 791	(R$ 291,847)	(R$ 146,722)	-	-	-

Exchange rate used			R$0.9111/US$	R$1.3666/US$	R$1.8221/US$	R$2.2776/US$	R$2.7332/US$

III)    Interest risk factor

On March 31, 2012, the Company holds an asset position indexed to the CDI-Cetip overnight rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments was considered the scenarios impacts related to quarterly interests of exposed values.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Consolidated
Additional changes in account balance
	Risk factor	Exposed amounts at	-50% 03/31/2012	-25% 03/31/2012	Probable scenario	25% 03/31/2012	50% 03/31/2012
		03/31/2012			03/31/2012

Short-term financial investments	CDI	R$ 430,251	-	-	-	(R$ 8,067)	(R$ 16,134)

Interest derivative	Libor	(R$ 76,878)	(R$ 68,742)	(R$ 34,371)	-	-	-

Debt and finance lease	Libor	(R$ 357,177)	-	-	-	(R$ 688)	(R$ 1,376)

Short and long term debt	TJLP	(R$ 70,689)	-	-	-	(R$ 84)	(R$ 168)

Short and long term debt	IPCA	(R$ 29,186)	-	-	-	(R$ 49)	(R$ 98)

Individual

I)         Foreign exchange risk

Individual
(BRGAAP)
	Risk Factor	Exposed amounts in 03/31/2012	-50% 03/31/2012	-25% 03/31/2012	Probable Scenario 03/31/2012	25% 03/31/2012	50% 03/31/2012
USdollar-denominated assets and liabilities	Dollar appreciation curve	(R$ 1,062,253)	-	-	-	-R$ 265,56	-R$ 531,13

Exchange rate used			R$0.9111/US$	R$1.3666/US$	R$1.8221/US$	R$2.2776/US$	R$2.7332/US$

IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping constant all the other variables;

•                Increase and decrease by 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping constant all the other variables;

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, at March 31, 2012 and 2011, based on the scenarios described above:

Fuel:
	Position as of March 31, 2012		Position as of March 31, 2011
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(94.0)	(37.2)	(294.6)	(186.0)
(10)	94.0	32.1	294.6	180.6

Foreign exchange - USD:
	Position as of March 31, 2012		Position as of March 31, 2011
Appreciation/(depreciation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(116.7)	(77.0)	(385.7)	(254.5)
(10)	116.7	77.0	385.7	254.5

Interest rate - Libor:
	Position as of March 31, 2012		Position as of March 31, 2011
Increase/(decrease) in Libor (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(0.3)	(9.3)	(0.5)	8.7
(10)	0.3	9.3	0.5	(9.4)

 Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must do the grouping of its instruments in Levels 1 to 3, based on observable fair value grades:

a)   Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)   Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)    Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of March 31, 2012:

Financial Instrument	Carrying amount	Other Significant Observable Factors (Level 2)

Cash equivalents	1,314,624	1,314,624
Short-term investments	722,445	722,445
Restricted cash	119,678	119,678
Rights of derivatives transactions	43,272	43,272
Liabilities from derivative transactions	76,877	76,877
Prepayment of hedge premium	6,828	6,828

29.  Non-cash transactions

In the year ended March 31, 2012, the Company and its subsidiaries increased their property, plant and equipment under finance leases in the amount of R$18,484 and reconfiguration / improvement of aircraft in R$18,905 in return for provisions for aircraft returns, these transactions did not affect its cash in the period.

30.      Insurance

As of March 31, 2012, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical type	In Brazilian reais	In US dollar
Guarantee – Hull/war	8,283,387	4,546,066
Civil liability per event/aircraft	4,555,250	2,500,000
Inventories (base and transit)	309,757	170,000
Franchising	5,922	3,250
Total loss	9,111	5,000

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian reais equivalent to one billion U.S. Dollars.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE FIRST QUARTER ENDED ON MARCH 31, 2012

(The Individual and Consolidated Interim Financial Information as of March 31, 2012 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on May 03, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

31.      Subsequent event

In the beginning of March 2011 the Company announced a reduction of approximately 100 flights, aiming to keep the 2012 domestic offer stable in relation of 2011, according with a new demand scenario in the aviation market. In addition, announced on May 03,2012 that the new target is a reduction on domestic offer of  2% in relation of 2011.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries, included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2012, which comprises the balance sheet as of March 31, 2012 and the related income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Reporting and the consolidated interim financial information in accordance with technical pronouncement CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements of value added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the three-month period ended March 31, 2012, prepared under the responsibility of Management, the presentation of which is required by the standards issued by Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 3, 2012

DELOITTE TOUCHE TOHMATSU	André Ricardo A. Paulon
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.